UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Vemanti Group Inc., formerly JMJP Partners Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-54824	46-1855937
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

7545 Irvine Center Drive, Suite 200, Irvine, CA 92618
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (949) 559-7200

Common Stock, par value $0.0001
(Title of each class of securities covered by this Form)

Not applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6)	[ ]

Approximate number of holders of record as of the certification or notice date: Less than 100

Pursuant to the requirements of the Securities Exchange Act of 1934, Vemanti Group Inc., formerly JMJP Partners Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 14, 2014
	By:	/s/ Tan Tran
	Name:	Tan Tran
	Title:	President and Director